Form N-SAR, Sub-Item 77C
Submission of matters to a vote of security holders

Nuveen Quality Preferred Income Fund 2

811-21137

An annual meeting of shareholders was held in the offices of Nuveen Investments on January 19, 2016 for the above-referenced fund. At this meeting the shareholders were asked to vote to approve the Issuance of Additional Shares and to
elect Board Members.    The Board Members were elected at
this meeting; the meeting was then adjourned to February 19, 2016.


The results of the shareholder votes
on January 19 are as follows:

<c> Common shares

To approve the issuance of
additional common shares.


   For
                     34,180,070
   Against
                       3,715,596
   Abstain
                       1,392,925
      Total
                     39,288,591



Proxy materials are herein incorporated by reference to the SEC filing under Conformed Submission Type N14 8C, accession number 0001193125-15-399032, on December 9, 2015.